NOTICE OF EXEMPT SOLICITATION

NAME OF THE REGISTRANT:
Exxon Mobil Corporation


NAME OF PERSON RELYING ON EXEMPTION:
New York State Common Retirement Fund

ADDRESS OF PERSON RELYING ON EXEMPTION:
Office of the New York State Comptroller
Division of Legal Services
110 State Street, 14th Floor
Albany, NY 12236

Written material:

Press release issued by the Office of the New York State Comptroller on May 6, 2016 entitled "New York State Comptroller DiNapoli Statement on Support for Climate Change Proposal at ExxonMobil."
_________________________________________________________________________


NEWS
From the Office of the New York State Comptroller
THOMAS P. DiNAPOLI

Contact: Matt Sweeney, 212-383-1388
For release: Immediately, May 6, 2016

NEW YORK STATE COMPTROLLER DiNAPOLI STATEMENT ON SUPPORT FOR CLIMATE CHANGE PROPOSAL AT EXXONMOBIL

New York State Comptroller Thomas P. DiNapoli, trustee of the New York State Common Retirement Fund, made the following statement in response to independent proxy advisor Glass Lewis' support for the shareholder proposal he co-filed with the Church of England at ExxonMobil. The proposal, which is subject to a shareholder vote at the company's annual meeting on May 25, asks ExxonMobil to assess how the worldwide effort to mitigate climate change will impact its business.

"We're pleased that Glass Lewis recommends investors vote in favor of our request that ExxonMobil take steps to address climate change," DiNapoli said. "Investors have a right to know how ExxonMobil plans to adjust to a lower carbon economy with reduced demand for its products. Companies that fail to address climate change, and the global effort to mitigate it, put themselves and their investors at risk."

In the weeks since the Securities and Exchange Commission rejected ExxonMobil's effort to strike the proposal from its annual meeting, several major institutional investors in the company, including Norway's
 $857 billion Government Pension Fund Global and the $293 billion California Public Employees' Retirement System, have publicly stated their support for the climate change proposal.

About the New York State Common Retirement Fund
The New York State Common Retirement Fund is the third largest public pension fund in the United States, with $178.3 billion in assets under management as of Dec. 31, 2015. The Fund holds and invests the assets of the New York State and Local Retirement System on behalf of more than one million state and local government employees and retirees and their beneficiaries. The Fund has consistently been ranked as one of the best managed and best funded plans in the nation. Its fiscal year ends March 31, 2017.

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